                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)

                               FAMOUS FIXINS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    307071100
                                 (CUSIP Number)

                                   Jason Bauer
                               Famous Fixins, Inc.
                          250 West 57th St., Suite 1112
                               New York, NY 10107
                                  212-245-7773
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 25, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[X].

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Jason Bauer
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

          [ ]
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                               7 SOLE VOTING POWER

                                  5,389,747 (a)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                                  -0-
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  5,389,747 (a)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  -0-

--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,389,747 (a)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.3% (b)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

(a) Jason Bauer is the owner of 2,389,747 shares of common stock. He is also deemed a beneficial owner of an aggregate of 3,000,000 shares of common stock underlying stock options granted pursuant to employment agreements, for which
Famous Fixins, Inc. has determined that all such options are now vested and exercisable.

(b) As of February 25, 2002, Famous Fixins, Inc. had 14,173,903 shares outstanding. The calculation of percent of class gives effect to the exercise of options to acquire 3,000,000 shares.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share, of Famous Fixins, Inc., a New York corporation (the "Company"), with its principal business address at 250 West
57th Street, Suite 1112, New York, NY 10107.

Item 2.   Identity and Background.

(a)       This statement is filed by Jason Bauer ("Bauer").

(b)       Bauer's business address is 250 West 57th Street, Suite 1112, New
          York, NY 10107.

(c)       Bauer is President and Chairman of the Board of the Company.

(d)       Bauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Bauer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Bauer is a U.S. citizen.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration.

Jason Bauer is the owner of 2,389,747 shares of common stock. He is also deemed a beneficial owner of an aggregate of 3,000,000 shares of common stock underlying stock options granted pursuant to employment agreements, for which
Famous Fixins, Inc. has determined that all such options are now vested and exercisable.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

The purpose of this Schedule 13D is to report the vesting of 1,500,000 stock options as of February 25, 2002. Bauer has been the owner of 2,389,747 shares of common stock. On February 25, 2002, the Company's Board of Directors made a determination that Bauer shall be deemed vested with stock options to purchase
1,500,000 shares of common stock in accordance with the terms of an amended employment agreement. Bauer previously acquired beneficial ownership of an additional 1,500,000 shares of the Company's common stock as a result of vesting of stock options granted under the terms of his original employment agreement with the Company.

This Schedule 13D does not report the purchase or sale by Bauer of shares of the
Company's common stock as of March 5, 2002. Bauer has not made a purchase or sale of the Company's common stock since March 13, 2000, when Bauer sold 15,000 shares at $0.60 per share and 5,000 shares at $0.61 per share in the open market.

Bauer may make purchases of the Company's common stock from time to time, and he may dispose of any or all of the shares of the common stock held by him at any time, including by means of the exercise and/or sale of vested stock options.
Bauer may elect to exercise stock options, the purpose of which would be to acquire additional voting shares.

Bauer, individually, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D.

The Company reported in its Form 10-KSB for the year ended December 31, 2001, that it will explore various options to obtain financing and to resolve its existing debt burden, including by means of merger, consolidation, sale of assets, reorganization or restructuring. Therefore, nothing set forth above should be interpreted to preclude the Company, the officers and directors of the
Company, including Bauer, the Company's principal shareholders or rights holders, individually or as a group, including Bauer, or Bauer, individually, from contemplating, negotiating, or making any preliminary or definitive plans or proposals which would relate or result in any of the events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a)       Bauer is the beneficial owner of 5,389,747 shares of common stock of the Company, which represents 31.3% of the outstanding common stock of the Company as of February 25, 2002, assuming the exercise of options to purchase 3,000,000 shares of common stock.

(b)       Bauer has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 5,389,747 shares of common stock. Bauer does not have the shared power to vote or to direct the vote of nor the shared power to dispose or to direct the disposition of any other shares of common stock.

(c)       Except as described above under Item 4, Bauer did not effect any transactions in the common stock of the Company during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
--------- ---------------------------------------------------------------------

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this statement and the exhibits to this statement are incorporated herein by reference.

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
--------- ---------------------------------------------------------------------

Item 7.   Material to Be Filed as Exhibits.

The following exhibit is filed with this statement:

Ex. 1     Stock Option Agreement

                               CUSIP No. 307071100
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2002
-------------------------------
Date

/s/ Jason Bauer
-------------------------------
Signature

Jason Bauer, Individually
-------------------------------
Name/Title

-------------------------------------------------------------------------------
EX. 1
-------------------------------------------------------------------------------

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT ("Agreement") is entered into as of February
25, 2002, by and between Famous Fixins, Inc., a New York corporation (the
"Company"), and Jason Bauer (the "Optionee").

                                 R E C I T A L S

     Whereas, Optionee is a valuable employee of the Company, and the Company considers it desirable and in its best interest that the terms of options to purchase shares of the Company's common stock (the "Common Stock") previously granted to Optionee pursuant to an employment agreement dated as of April 12,
1999 (the "Employment Agreement") and an amended employment agreement dated as of March 23, 2001 (the "Amended Employment Agreement") (collectively the "Bauer
Employment Agreements") be set forth in writing;

     Whereas, Optionee was previously granted options pursuant to the Bauer
Employment Agreements to advance the interests of the Company ;

     Whereas, the vesting criteria of the options as set forth in the Bauer
Employment Agreements have been satisfied;

     Whereas, this Agreement supercedes any previously issued Stock Option
Agreement concerning the subject matter herein;

                                A G R E E M E N T

     It is hereby agreed as follows:

     1. GRANT OF OPTIONS. Optionee has been granted the right, privilege, and option to purchase up to 1,500,000 shares of Common Stock at the purchase price of $0.30 per share on the date of the Employment Agreement share (the "First
Options"), and additional options to purchase up to an additional 1,500,000 shares of Comon Stock at the purchase price of $0.03 per share pursuant to the
Amended Employment Agreement (the "Second Options") in the manner and subject to the conditions therein provided. The time the Options shall be deemed granted, sometimes referred to herein as the "date of grant," shall be the respective dates of the Bauer Employment Agreements. These Options are cumulative and are subject to anti-dilution rights, as more fully set forth in Section 12 below. As of December 31, 2001, Options to purchase an aggregate of 3,000,000 shares vested due to the achievement of the vesting criteria set forth in the Bauer
Employment Agreements.

     2. VESTING SUBJECT TO CONDITION OF CONTINUED SERVICES TO THE COMPANY. The
Options are subject to certain conditions of continued service of the Optionee by the Company. In the event the Optionee's employment with the Company is terminated, at any time, for whatever reason, all Options which have not vested as of the Optionee's termination of service date in accordance with the vesting schedule set forth herein shall be immediately forfeited upon such termination.
Nothing contained in this Agreement shall obligate the Company to employ or have another relationship with the Optionee.

     3. OPTION PERIOD. Provided such Options have vested in accordance with the award schedule set forth in Section 2 above, Options shall be exercisable at any time during the period commencing with the date of this Agreement and expiring on April 12, 2004 with respect to the First Options and expiring on April 12,
2006 with respect to the Second Options, unless earlier terminated pursuant to
Section 2 or Section 14 of this Agreement, or if said day is a day on which banking institutions are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender hereof to the
Company or at the office of its stock transfer agent, if any, together with all
Federal and state taxes applicable upon such exercise, if any.

     4. AMOUNT OF PURCHASE PRICE. The purchase price per Share for each share which the Optionee is entitled to purchase under the Options shall be $0.30 for the First Options, and $0.03 for the Second Options.

     5. METHOD OF EXERCISE. The Options shall be exercisable by the Optionee by giving written notice to the Company of the election to purchase and of the number of Shares the Optionee elects to purchase, such notice to be accompanied by such other executed instruments or documents as may be required by the Board of Directors pursuant to this Agreement, and unless otherwise directed by the
Board of Directors, the Optionee shall at the time of such exercise tender the purchase price of the Shares he has elected to purchase. The Optionee may purchase less than the total number of Shares for which the Option is exercisable, provided that a partial exercise of an Option may not be for less than One Hundred (100) Shares. If the Optionee shall not purchase all of the
Shares which he is entitled to purchase under the Options, his right to purchase the remaining unpurchased Shares shall continue until expiration of the Options.
The Options shall be exercisable with respect of whole Shares only, and fractional Share interests shall be disregarded.

     6. PAYMENT OF PURCHASE PRICE. At the time of the Optionee's notice of exercise of the Options, the Optionee shall tender in cash or by certified or bank cashier's check payable to the Company, the purchase price for all Shares then being purchased. Nothwithstanding the foregoing, cashless exercise of the
Options is specifically permitted. If authorized by the Company's Board of
Director, alternative means of payment, including by means of a promissory note, an advance from the Company, or other means, is permitted.

     7. ISSUANCE OF STOCK CERTIFICATES. Upon receipt of the materials delivered by the Optionee indicating exercise of the Options, the Company shall, as promptly as practicable and in any event within five (5) business days thereafter, execute and deliver, or cause to be executed and delivered, to the
Optionee a certificate or certificates representing the aggregate number of
Shares specified in such notice or form together with cash in lieu of any fractional share as hereinafter provided. The certificate or certificates so delivered shall be in such denomination or denominations as may be specified in such notice or form and shall be registered in the name of the Optionee or such other name as shall be designated (together with an address) in such notice or form. Such certificate(s) shall be deemed to have been issued and the Optionee or any other person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the exercise date. The Company shall pay all expenses and other charges payable in connection with the preparation, issuance and delivery of share certificates under this Section except that, in the case such share certificates shall be registered in a name or names other than the name of the Optionee, funds sufficient to pay all share transfer taxes which shall be payable upon issuance of such share certificate or certificates shall be paid by the Optionee at the time the notice of exercise hereinabove is delivered to the Company.

     8. SHARES FULLY PAID. All Shares shall be, when issued, duly authorized, validly issued and non-assessable.

     9. NO IMPAIRMENT. The Company will not, by amendment of its charter or though reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Options, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Optionee of the Options against impairment.
Notwitstanding the foregoing, in the event of a "change of control" as defined in the Employment Agreement, the Options shall vest immediately in their entirety.

     10. RESERVATION OF SHARES. The Company hereby agrees that, during the time period the Options are exercisable, there shall be reserved for issuance and/or delivery upon exercise of the Options such number of shares of its common stock as shall be required for issuance or delivery upon exercise of the Options.

     11. FRACTIONAL SHARES. With respect to any fraction of a Share called for upon any exercise hereof, the Optionee agrees to waive the Optionee's right to such fractional Shares. As such, no fractional Shares or scrip representing fractional Shares shall be issued upon the exercise of the Options.

     12. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. As used herein, the term
"Adjustment Event" means an event pursuant to which the outstanding shares of the Company are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities, without receipt of consideration by the Company, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise. The term "Adjustment Event" shall also mean to include: (i) any issuance by the Company of the Company's securities (excluding securities issued to the Company's employees, directors, consultants and others similarly situtated) below fair market value for such securities as determined at the time of issuance; and (ii) any issuance at a price below the purchase price per Share for the common stock underlying the Options, as adjusted. Upon the occurrence of an Adjustment Event, (i) appropriate and proportionate adjustments shall be made to the number and kind and exercise price for the shares subject to the Options, and (ii) appropriate amendments to this Agreement shall be executed by the Company and the Optionee if the Board of Directors in
good faith determines that such an amendment is necessary or desirable to reflect such adjustments. If determined by the Board of Directors to be appropriate, in the event of an Adjustment Event which involves the substitution of securities of a corporation other than the Company, the Board of Directors shall make arrangements for the assumptions by such other corporation of the
Options. Notwithstanding the foregoing, any such adjustment to the Options shall be made without change in the total exercise price applicable to the unexercised portion of the Options, but with an appropriate adjustment to the number of shares, kind of shares and exercise price for each share subject to the Options.
The good faith determination by the Board of Directors as to what adjustments, amendments or arrangements shall be made pursuant to this Section, and the extent thereof, shall be final and conclusive, provided that the Options herein are adjusted in a manner that is no less favorable than the manner of adjustment used as to any other options issued by the Company to its employees, directors, consultants or in any transaction. No fractional Shares shall be issued on account of any such adjustment or arrangement.

     13. RIGHTS OF THE OPTIONEE. The Optionee shall not be entitled to the privileges of stock ownership as to any Shares not actually issued and delivered to the Optionee. No Shares shall be purchased upon the exercise of any Options unless and until, in the opinion of the Company's counsel, any then applicable requirements of any laws, or governmental or regulatory agencies having jurisdiction, and of any exchanges upon which the stock of the Company may be listed shall have been fully complied with.

     14. EFFECT OF DEATH OF THE OPTIONEE. If the Optionee dies, all Options shall expire six (6) months thereafter. During such six (6) month period (or such shorter period prior to the expiration of the Option by its own terms), such Options may be exercised by the executor or administrator or the person or persons to whom the Option is transferred by will or the applicable laws of descent and distribution, as the case may be, but only to the extent such
Options were exercisable on the date the Optionee died.

     15. NONTRANSFERABILITY OF OPTIONS. The Options shall not be transferable, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution and shall be exercisable during the Optionee's lifetime only by the Optionee.

     16. SECURITIES LAWS COMPLIANCE. The Company will diligently endeavor to comply with all applicable securities laws before any stock is issued pursuant to the Options. Without limiting the generality of the foregoing, the Company may require from the Optionee such investment representation or such agreement, if any, as counsel for the Company may consider necessary in order to comply with the Securities Act of 1933 as then in effect, and may require that the
Optionee agree that any sale of the Shares will be made only in such manner as is permitted by the Board of Directors. The Optionee shall take any action reasonably requested by the Company in connection with registration or qualification of the Shares under federal or state securities laws.

     17. SECURITIES SUBJECT TO LEGEND. If deemed necessary by the Company's counsel, all certificates issued to represent the Options and/or the Shares purchased upon exercise of the Options shall bear such appropriate legend conditions as counsel for the Company shall require in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY BE TRANSFERRED ONLY
(A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR (B) IN
ACCORDANCE WITH THE ACT AND SUBJECT TO RECEIPT OF AN OPINION OF COUNSEL
REASONABLY ACCEPTABLE TO THE ISSUER THAT THE PROPOSED TRANSACTION IS EXEMPT FROM
REGISTRATION UNDER THE ACT."

     18. REPRESENTATIONS OF OPTIONEE.

     (a) SOPHISTICATION OF OPTIONEE. The Optionee acquired the Options for investment and not with a view to the sale or distribution thereof, and the
Optionee has no commitment or present intention to liquidate the Company or to sell or otherwise dispose of the Options or the underlying Shares. The Optionee represents and warrants that, by reason of financial, tax and business sophistication, income, net assets, education, background and business acumen, the Optionee has the experience and knowledge in business and financial matters to evaluate the risks and merits attendant to an investment decision in the
Company, either singly or through the aid and assistance of a competent professional, and is fully capable of bearing the economic risk of loss of the total investment pursuant to this Agreement. The Optionee represents and warrants to the Company that the Optionee has been an employee of the Company and is fully familiar with its business and oeprations and has been provided with, and has had access to, all material information about the Company.

     19. MISCELLANEOUS.

     (a) Binding Effect. This Agreement shall bind and inure to the benefit of the successors, assigns, transferees, agents, personal representatives, heirs and legatees of the respective parties.

     (b) Further Acts. Each party agrees to perform any further acts and execute and deliver any documents which may be necessary to carry out the provisions of this Agreement.

     (c) Amendment. This Agreement may be amended at any time by the written agreement of the Company and the Optionee.

     (d) Syntax. Throughout this Agreement, whenever the context so requires, the singular shall include the plural, and the masculine gender shall include the feminine and neuter genders. The headings and captions of the various Sections hereof are for convenience only and they shall not limit, expand or otherwise affect the construction or interpretation of this Agreement.

     (e) Choice of Law. The parties hereby agree that this Agreement has been executed and delivered in the State of New York and shall be construed, enforced and governed by the laws thereof. This Agreement is in all respects intended by each party hereto to be deemed and construed to have been jointly prepared by the parties and the parties hereby expressly agree that any uncertainty or ambiguity existing herein shall not be interpreted against either of them.

     (f) Severability. In the event that any provision of this agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this agreement.

                  (g) Notices. All notices and demands between the parties
hereto shall be in writing and shall be served either by registered or certified mail, and such notices or demands shall be deemed given and made forty-eight
(48) hours after the deposit thereof in the United States mail, postage prepaid, addressed to the party to whom such notice or demand is to be given or made, and the issuance of the registered receipt therefor. If served by telegraph, such
notice or demand shall be deemed given and made at the time the telegraph agency shall confirm to the sender, delivery thereof to the addressee. All notices and demands to the Optionee or the Company may be given to them at the following addresses:

If to the Optionee:                 Jason Bauer
                                    _______________________
                                    _______________________

If to Corporation:                  Famous Fixins, Inc.
                                    250 W. 57th St., Suite 1112
                                    New York, NY 10107
                                    Attn.:  Board of Directors

With a copy to:                     Law Offices of Dan Brecher
                                    99 Park Avenue, 16th Floor
                                    New York, NY 10016
                                    Fax:  (212) 808-4155

     Such parties may designate in writing from time to time such other place or places that such notices and demands may be given.

     (h) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, this
Agreement supersedes all prior and contemporaneous agreements and understandings of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth or referred to herein. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision hereof (whether or not similar)
nor shall such waiver constitute a continuing waiver.

     (i) Attorneys' Fees. In the event that any party to this Agreement institutes any action or proceeding, including, but not limited to, litigation or arbitration, to preserve, to protect or to enforce any right or benefit created by or granted under this Agreement, the prevailing party in each respective such action or proceeding shall be entitled, in addition to any and all other relief granted by a court or other tribunal body, as may be appropriate, to an award in such action or proceeding of that sum of money which represents the attorneys' fees reasonably incurred by the prevailing party therein in filing or otherwise instituting and in prosecuting or otherwise pursuing or defending such action or proceeding, and, additionally, the attorneys' fees reasonably incurred by such prevailing party in negotiating any and all matters underlying such action or proceeding and in preparation for instituting or defending such action or proceeding.

     IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first set forth above.

/s/ Jason Bauer
----------------------------------------------------
Jason Bauer (the "Optionee")

FAMOUS FIXINS, INC.

By:  /s/ Victor Bauer
   --------------------------------------------------
         Victor Bauer, Director